Exhibit 99.1

So-Young Reports Third Quarter 2019 Unaudited Financial Results

BEIJING, Dec. 05, 2019 (GLOBE NEWSWIRE) — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•                        Total revenues were RMB302.4 million (US$42.3 million1), an 79.6% increase from the same period of 2018 and exceeding the high-end of the Company’s guidance range.

•                        Gross margin was 82.2%, compared with 85.7% in the same period of 2018.

•                        Income from operations was RMB20.0 million (US$2.8 million), compared with a loss from operation of RMB 22.1 million in the same period of 2018.

•                        Net income was RMB31.6 million (US$4.4 million), compared with a net loss of RMB25.2 million in the same period of 2018.

•                        Non-GAAP net income2 was RMB40.5 million (US$5.7 million), compared with a non-GAAP net loss of RMB9.3 million in the same period of 2018.

•                        Basic and diluted earnings per American Depositary Shares (“ADSs”) attributable to ordinary shareholders were RMB0.31 (US$0.04) and RMB0.29 (US$0.04), respectively. Thirteen ADSs represent ten Class A ordinary shares.

Third Quarter 2019 Operational Highlights

•                        Average mobile MAUs were 3.42 million, an increase of 143.8% from 1.40 million in the third quarter of 2018.

•                        Total number of purchasing users were 172,500, an increase of 60.2% from 107,700 in the third quarter of 2018.

•                        Number of paying medical service providers on So-Young’s platform were 3,230, an increase of 33.6% from 2,418 in the third quarter of 2018.

•                        Number of medical service providers subscribing to information services on So-Young’s platform were 2,104, an increase of 51.5% from 1,389 in the third quarter of 2018.

•                        Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB976.2 million, an increase of 74.7% from RMB558.6 million in the third quarter of 2018.

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1477 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2019.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We delivered another strong quarter of results with revenue exceeding the high-end of our guidance range as we capitalized on the strength, quality and stickiness of our platform,” commented Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young. “Our community of users continues to grow as a result of our enhanced user experience and rich content which drove significant 86.8% year-over-year growth in information services revenue. Medical service providers on our platform continue to see the unique value proposition our effective customer acquisition services, differentiated branding, and ability to improve operating efficiency offer in driving growth across their businesses. Average mobile MAUs and total number of purchasing users also continued to grow rapidly as well, with increases of 143.8% and 60.2%, respectively, from the same period last year. We will continue to focus on expanding our user base both in quantity and quality by penetrating deeper into the medical aesthetic service industry. Looking ahead, we do believe that this sector will continue to generate substantial growth opportunities and are confident that our strategy will uniquely positioned to benefit from them and create long-term value for our shareholders.”

“Total revenues during the quarter exceeded guidance, coming in at RMB302.4 million, an increase of 79.6% year-over-year,” added Mr. Min Yu, Chief Financial Officer of So-Young. “We continue to be strategic in monetizing services across our platform which has not impacted our user base or stickiness. This is key to enhancing the user experience and growing our user base. We are aware of the competitive nature of the industry but remain confident that our differentiated platform and technological innovation will continue to drive operational efficiency while we grow our community of users and capitalize on the network effect. We continue to build our platform out to scale with diverse revenue streams which will help strengthen and support our profitability over the long-run.”

Third Quarter 2019 Financial Results

Revenues

Total revenues were RMB302.4 million (US$42.3 million), an increase of 79.6% from RMB168.3 million in the same period of 2018.

Information services revenue was RMB214.3 million (US$30.0 million), an increase of 86.8% from RMB114.7 million in the same period of 2018.

Reservation services revenue was RMB88.1 million (US$ 12.3 million), an increase of 64.3% from RMB53.6 million in the same period of 2018.

Costs of Revenues

Costs of revenues was RMB53.9 million (US$7.5 million), an increase of 124.4% from RMB24.0 million in the third quarter of 2018. The increase was primarily due to an increase in payroll costs associated with an increase in operational staff headcount.

Gross Profit and Gross Margin

Gross profit was RMB248.5 million (US$34.8 million), an increase of 72.2% from RMB144.3 million in the third quarter of 2018. Gross margin was 82.2%, a decrease from 85.7% in the third quarter of 2018.

Total Operating Expenses

Total operating expenses were RMB228.5 million (US$32.0 million), an increase of 37.3% from RMB166.4 million in the third quarter of 2018.

Sales and marketing expenses were RMB156.6 million (US$21.9 million), an increase of 44.4% from RMB108.4 million in the third quarter of 2018. The increase was primarily due to an increase in expenses associated with marketing and user acquisition activities, and payroll costs associated with the expansion of sales and marketing teams and recognition of share-based compensation expenses.

General and administrative expenses were RMB32.4 million (US$4.5 million), an increase of 38.0% from RMB23.4 million in the third quarter of 2018. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative teams and recognition of share-based compensation expenses.

Research and development expenses were RMB39.5 million (US$5.5 million), an increase of 14.5% from RMB34.6 million in the third quarter of 2018. The decrease was primarily attributable to the one-off share-based compensation expenses recognized for the re-designation of ordinary shares held by one employee to Series E preferred shares in the second quarter of 2018, net of the increase in the payroll costs associated with the expansion of research and development teams .

Income from Operations

Income from operations was RMB20.0 million (US$2.8 million), compared with a loss from operation of RMB22.1 million in the third quarter of 2018.

Non-GAAP income from operations was RMB28.9 million (US$4.0 million), compared with a non-GAAP loss of  RMB6.2 million in the third quarter of 2018.

Income Tax Expense

Income tax expenses were RMB2.9 million (US$0.4 million), compared with an income tax benefits of RMB1.2 million in the same period of 2018, primarily due to an increase in taxable income during the third quarter of 2019.

Net Income

Net income was RMB31.6 million (US$4.4 million), compared with a net loss of RMB25.2 million in the third quarter of 2018.

Non-GAAP net income was RMB40.5 million (US$5.7 million), compared with a non-GAAP net loss of RMB9.3 million for the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.31 (US$0.04) and RMB0.29 (US$0.04), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB1.68 in the same period of 2018.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB2,778.5 million (US$388.7 million), compared with RMB1,206.9 million as of December 31, 2018. The increase was primarily due to net proceeds from the Company’s initial public offering in May 2019.

Business Outlook

For the fourth quarter of 2019, So-Young expects total revenues to be between RMB320 million (US$44.8 million) and RMB340 million (US$47.6 million), representing a 74.9% to 85.8% increase from the same period in 2018.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young ‘s management will hold an earnings conference call on Thursday, December 5, 2019, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	4006-208038
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	3077048

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, December 13 , 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	3077048

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China. With reliable and comprehensive content, as well as a multitude of social functions on its platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

E-mail: ir@soyoung.com

Phone: +86-10-8790-2012

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	563,383	610,379	85,395
Restricted cash	—	13,620	1,906
Trade receivables	10,473	23,720	3,319
Receivables from online payment platforms	9,970	16,464	2,303
Amount due from related parties	850	5,282	739
Term deposits and short-term investments	643,539	2,154,539	301,431
Prepayment and other current assets	50,236	73,877	10,336
Total current assets	1,278,451	2,897,881	405,429
Non-current assets:
Long-term investments	14,813	36,563	5,115
Property and equipment, net	3,253	34,735	4,860
Deferred tax assets	30,894	27,993	3,916
Prepayment for long-term investment	11,500	—	—
Operating lease right-of-use assets[1]	—	152,532	21,340
Other non-current assets	1,625	14,969	2,094
Total non-current assets	62,085	266,792	37,325
Total assets	1,340,536	3,164,673	442,754

Liabilities
Current liabilities:
Taxes payable	41,552	24,993	3,497
Contract liabilities	116,967	117,576	16,450
Salary and welfare payables	71,486	89,851	12,571
Amount due to related parties	925	3,610	505
Accrued expenses and other current liabilities	71,226	175,225	24,515
Operating lease liabilities-current[1]	—	38,293	5,357
Total current liabilities	302,156	449,548	62,895
Operating lease liabilities-non current[1]	—	129,644	18,138
Total liabilities	302,156	579,192	81,033

1  The Company has adopted ASU No. 2016-02, “Leases (Topic 842)” beginning January 1, 2019 using the optional transition method and accordingly, has not recast prior periods. The only major impact of the standard is the recognition of assets and liabilities for operating leases of approximately RMB191,236 and RMB 195,563, respectively, at January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of September 30, 2019)	30,440	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of September 30, 2019)	99,075	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of September 30, 2019)	17,769	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of September 30, 2019)	161,101	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of September 30, 2019)	422,035	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of September 30, 2019)	178,035	—	—
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of September 30, 2019)	487,494	—	—
Total mezzanine equity	1,395,949	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$ 0.0005 par value; 12,000,000 shares authorized, issued and outstanding as of December 31, 2018; 750,000,000 shares authorized as of September 30, 2019; 66,613,419 shares issued and outstanding as of September 30, 2019)	37	214	30
Class B Ordinary shares (US$ 0.0005 par value; 144,177,521 shares authorized as of December 31, 2018; 11,290,940 shares issued and outstanding as of December 31, 2018; 20,000,000 shares authorized as of September 30, 2019; 12,000,000 shares issued and outstanding as of September 30, 2019)	35	37	5
Additional paid-in capital	—	2,781,502	389,146
Accumulated deficit	(394,039)	(318,634)	(44,579)
Accumulated other comprehensive income	36,398	122,362	17,119
Total shareholders’ (deficit)/equity	(357,569)	2,585,481	361,721
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,340,536	3,164,673	442,754

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services	114,740	214,349	29,989	288,041	568,905	79,593
Reservation services	53,617	88,076	12,322	146,172	224,558	31,417
Total revenues	168,357	302,425	42,311	434,213	793,463	111,010
Cost of revenues	(24,014)	(53,899)	(7,541)	(59,934)	(140,119)	(19,603)
Gross profit	144,343	248,526	34,770	374,279	653,344	91,407
Operating expenses:
Sales and marketing expenses	(108,413)	(156,583)	(21,907)	(242,484)	(337,881)	(47,271)
General and administrative expenses	(23,443)	(32,359)	(4,527)	(47,635)	(124,492)	(17,417)
Research and development expenses	(34,551)	(39,545)	(5,533)	(68,774)	(122,559)	(17,147)
Total operating expenses	(166,407)	(228,487)	(31,967)	(358,893)	(584,932)	(81,835)
(Loss)/Income from operations	(22,064)	20,039	2,803	15,386	68,412	9,572
Other (expenses)/income:
Investment income	1,341	1,082	151	2,224	4,554	637
Interest income	1,888	15,685	2,194	7,008	31,528	4,411
Exchange losses	(8,120)	(5,694)	(797)	(8,571)	(3,676)	(514)
Others, net	585	3,425	479	604	26,687	3,734
(Loss)/Income before tax	(26,370)	34,537	4,830	16,651	127,505	17,840
Income tax benefits/(expenses)	1,154	(2,937)	(411)	(2,381)	(20,726)	(2,900)
Net (loss)/income	(25,216)	31,600	4,419	14,270	106,779	14,940
Accretions of convertible redeemable preferred shares to redemption value	(28,120)	—	—	(68,428)	(50,219)	(7,026)
Net (loss)/income attributable to ordinary shareholders of the Company	(53,336)	31,600	4,419	(54,158)	56,560	7,914

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(25,216)	31,600	4,419	14,270	106,779	14,940
Other comprehensive income:
Foreign currency translation adjustment	23,853	62,375	8,727	36,172	85,964	12,027
Total other comprehensive income	23,853	62,375	8,727	36,172	85,964	12,027

Total comprehensive (loss)/income	(1,363)	93,975	13,146	50,442	192,743	26,967
Accretions of convertible redeemable preferred shares to redemption value	(28,120)	—	—	(68,428)	(50,219)	(7,026)
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(29,483)	93,975	13,146	(17,986)	142,524	19,941

Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(2.19)	0.40	0.06	(2.17)	1.07	0.15
Net (loss)/earnings per ordinary share attributable to ordinary shareholder — diluted	(2.19)	0.38	0.05	(2.17)	1.00	0.14
Net (loss)/earnings per ADS attributable to ordinary shareholders — basic (13 ADS represents 10 Class A ordinary shares)	(1.68)	0.31	0.04	(1.67)	0.82	0.11
Net (loss)/earnings per ADS attributable to ordinary shareholders —diluted (13 ADS represents 10 Class A ordinary shares)	(1.68)	0.29	0.04	(1.67)	0.77	0.11
Weighted average number of ordinary shares used in computing earnings per share, basic*	24,395,196	78,613,419	78,613,419	24,981,555	52,800,398	52,800,398
Weighted average number of ordinary shares used in computing earnings per share, diluted*	24,395,196	82,888,045	82,888,045	24,981,555	56,764,774	56,764,774

Share-based compensation expenses included in:
Cost of revenues	(571)	(1,591)	(223)	(1,170)	(8,700)	(1,217)
Selling and marketing expenses	(358)	(1,097)	(153)	(830)	(6,110)	(855)
General and administrative expenses	(2,817)	(6,415)	(897)	(5,623)	(56,505)	(7,905)
Research and development expenses	(12,142)	208	29	(12,731)	(16,467)	(2,304)

*   Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(22,064)	20,039	2,803	15,386	68,412	9,572
Add back: Shared-based compensation expenses	15,888	8,895	1,244	20,354	87,782	12,281
Non-GAAP (loss)/income from operations	(6,176)	28,934	4,047	35,740	156,194	21,853

GAAP Net (loss)/income	(25,216)	31,600	4,419	14,270	106,779	14,940
Add back: Shared-based compensation expenses	15,888	8,895	1,244	20,354	87,782	12,281
Non-GAAP net (loss)/income	(9,328)	40,495	5,663	34,624	194,561	27,221